Exhibit 1

British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules provision 5.6.1, we notify the market of the following:

That, as at 31 August 2017, the Company’s issued share capital consisted of 2,293,511,832 ordinary shares of 25p each (“Shares”) with voting rights (the “Voting Rights Figure”).

As at 31 August 2017, the Company held 162,645,590 Shares in Treasury.

The Voting Rights Figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their voting rights interest, or a change to that interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

Bridget Creegan
Assistant Secretary
British American Tobacco p.l.c.

01 September 2017